UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eclipse Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27890G 100

(CUSIP Number)

Benjamin W. Hulburt

Manager, President and Chief Executive Officer

Eclipse Resources Holdings, LP

2121 Old Gatesburg Road, Suite 110

State College, Pennsylvania 16803

(866) 590-2568

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

Copies to:

Michael K. Pierce

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, TX 77002

(713) 654-8111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ECLIPSE RESOURCES HOLDINGS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 129,700,000
	(10)	Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,700,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.3% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Pursuant to that certain Stockholders Agreement dated June 25, 2014 among the Issuer, Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest”), EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX” and, together with EnCap Fund VIII and EnCap Fund VIII Co-Invest, the “EnCap Funds”) and the other parties thereto (the “Stockholders Agreement”), each partner of Eclipse Holdings is entitled to instruct Eclipse Holdings to vote, in such partner’s sole discretion, the number of shares of common stock, par value $0.01 per share (“Common Stock”) of Eclipse Resources Corporation (the “Issuer”), held by Eclipse Holdings as of the applicable voting record date that such partner would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Therefore, Eclipse Holdings may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock.
(2)	Based on 222,531,115 shares of Common Stock, which includes (a) 160,031,115 shares of Common Stock issued and outstanding as of November 12, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2014 and (b) 62,500,000 shares of Common Stock that will be issued and outstanding immediately following the closing of the Issuer’s private placement of Common Stock contemplated by that certain Securities Purchase Agreement dated December 27, 2014, by and among the Issuer and the purchasers thereto (the “Securities Purchase Agreement”). The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,136,353
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 4,136,353
	(10)	Shared Dispositive Power 129,700,000(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 133,836,353
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 60.1% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in each of the EnCap Funds’ sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that each EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings.
(2)	These securities are directly held by Eclipse Holdings. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. EnCap Fund VIII disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that EnCap Fund VIII is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.
(3)	Based on 222,531,115 shares of Common Stock, which includes (a) 160,031,115 shares of Common Stock issued and outstanding as of November 12, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 12, 2014 and (b) 62,500,000 shares of Common Stock that will be issued and outstanding immediately following the closing of the Issuer’s private placement of Common Stock contemplated by the Securities Purchase Agreement. The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 9,558,304
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 9,558,304
	(10)	Shared Dispositive Power 129,700,000(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 139,258,304
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 62.6% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in each of the EnCap Funds’ sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that each EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings.
(2)	These securities are directly held by Eclipse Holdings. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. EnCap Fund VIII Co-Invest disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that EnCap Fund VIII Co-Invest is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(3)	Based on 222,531,115 shares of Common Stock, which includes (a) 160,031,115 shares of Common Stock issued and outstanding as of November 12, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 12, 2014 and (b) 62,500,000 shares of Common Stock that will be issued and outstanding immediately following the closing of the Issuer’s private placement of Common Stock contemplated by the Securities Purchase Agreement. The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND IX, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 30,967,616
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 30,967,616
	(10)	Shared Dispositive Power 129,700,000(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 160,667,616
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 72.2% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in each of the EnCap Funds’ sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that each EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings.
(2)	These securities are directly held by Eclipse Holdings. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. EnCap Fund IX disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that EnCap Fund IX is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(3)	Based on 222,531,115 shares of Common Stock, which includes (a) 160,031,115 shares of Common Stock issued and outstanding as of November 12, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 12, 2014 and (b) 62,500,000 shares of Common Stock that will be issued and outstanding immediately following the closing of the Issuer’s private placement of Common Stock contemplated by the Securities Purchase Agreement. The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons DAVID B. MILLER
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 174,362,273(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 174,362,273(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 174,362,273(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 78.4% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Eclipse Holdings directly holds 129,700,000 shares of this Common Stock, and the EnCap Funds collectively directly hold 44,662,273 shares of this Common Stock. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the controlling members of RNBD GP LLC (“RNBD”), the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”), the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. The EnCap Funds collectively own 100% of the Class A Units of Eclipse Holdings. In addition, EnCap Fund VIII is the sole member of Eclipse Holdings GP, LLC (“Eclipse Holdings GP”), the general partner of Eclipse Holdings. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in such EnCap Fund’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Further, The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings and the EnCap Funds. Each of Messrs. Miller, Phillips, Petersen and Zorich disclaim beneficial ownership of the reported Common Stock except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 222,531,115 shares of Common Stock, which includes (a) 160,031,115 shares of Common Stock issued and outstanding as of November 12, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 12, 2014 and (b) 62,500,000 shares of Common Stock that will be issued and outstanding immediately following the closing of the Issuer’s private placement of Common Stock contemplated by the Securities Purchase Agreement. The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons D. MARTIN PHILLIPS
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,445
	(8)	Shared Voting Power 174,362,273(1)
	(9)	Sole Dispositive Power 4,445
	(10)	Shared Dispositive Power 174,362,273(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 174,366,718(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 78.4% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Eclipse Holdings directly holds 129,700,000 of this Common Stock, and the EnCap Funds collectively directly hold 44,662,273 of this Common Stock. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the controlling members of RNBD GP LLC (“RNBD”), the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”), the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. The EnCap Funds collectively own 100% of the Class A Units of Eclipse Holdings. In addition, EnCap Fund VIII is the sole member of Eclipse Holdings GP, LLC (“Eclipse Holdings GP”), the general partner of Eclipse Holdings. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in such EnCap Fund’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Further, The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings and the EnCap Funds. Each of Messrs. Miller, Phillips, Petersen and Zorich disclaim beneficial ownership of the reported Common Stock except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 222,531,115 shares of Common Stock, which includes (a) 160,031,115 shares of Common Stock issued and outstanding as of November 12, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 12, 2014 and (b) 62,500,000 shares of Common Stock that will be issued and outstanding immediately following the closing of the Issuer’s private placement of Common Stock contemplated by the Securities Purchase Agreement. The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons GARY R. PETERSEN
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 174,362,273(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 174,362,273(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 174,362,273(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 78.4% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Eclipse Holdings directly holds 129,700,000 of this Common Stock, and the EnCap Funds collectively directly hold 44,662,273 of this Common Stock. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the controlling members of RNBD GP LLC (“RNBD”), the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”), the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. The EnCap Funds collectively own 100% of the Class A Units of Eclipse Holdings. In addition, EnCap Fund VIII is the sole member of Eclipse Holdings GP, LLC (“Eclipse Holdings GP”), the general partner of Eclipse Holdings. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in such EnCap Fund’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Further, The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings and the EnCap Funds. Each of Messrs. Miller, Phillips, Petersen and Zorich disclaim beneficial ownership of the reported Common Stock except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 222,531,115 shares of Common Stock, which includes (a) 160,031,115 shares of Common Stock issued and outstanding as of November 12, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 12, 2014 and (b) 62,500,000 shares of Common Stock that will be issued and outstanding immediately following the closing of the Issuer’s private placement of Common Stock contemplated by the Securities Purchase Agreement. The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ROBERT L. ZORICH
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,445
	(8)	Shared Voting Power 174,362,273(1)
	(9)	Sole Dispositive Power 4,445
	(10)	Shared Dispositive Power 174,362,273(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 174,366,718(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 78.4% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Eclipse Holdings directly holds 129,700,000 of this Common Stock, and the EnCap Funds collectively directly hold 44,662,273 of this Common Stock. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the controlling members of RNBD GP LLC (“RNBD”), the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”), the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. The EnCap Funds collectively own 100% of the Class A Units of Eclipse Holdings. In addition, EnCap Fund VIII is the sole member of Eclipse Holdings GP, LLC (“Eclipse Holdings GP”), the general partner of Eclipse Holdings. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in such EnCap Fund’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Further, The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings and the EnCap Funds. Each of Messrs. Miller, Phillips, Petersen and Zorich disclaim beneficial ownership of the reported Common Stock except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 222,531,115 shares of Common Stock, which includes (a) 160,031,115 shares of Common Stock issued and outstanding as of November 12, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 12, 2014 and (b) 62,500,000 shares of Common Stock that will be issued and outstanding immediately following the closing of the Issuer’s private placement of Common Stock contemplated by the Securities Purchase Agreement. The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

This Amendment No. 1 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the SEC by Eclipse Holdings, EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich (collectively, the “Reporting Persons”) on July 7, 2014. This Amendment is being filed to reflect changes in the Reporting Persons’ beneficial ownership resulting from that certain Securities Purchase Agreement dated December 27, 2014 by and among the EnCap Funds and the other purchasers thereto whereby the EnCap Funds agreed to purchase an aggregate of 44,662,273 shares of Common Stock in a private placement transaction pursuant to the Securities Purchase Agreement. This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

On June 24, 2014, Eclipse Holdings contributed all of Eclipse Holdings’ interest in the Class A Units, Class B Units, and Class C Units of Eclipse Resources I, LP and all of the outstanding membership interests in Eclipse GP, LLC in exchange for 138,500,000 shares of Common Stock pursuant to that certain Master Reorganization Agreement dated June 6, 2014. Immediately thereafter, Eclipse Holdings distributed pro-rata to its partners 8,800,000 shares of Common Stock (the “Distribution”). In connection with the Distribution, EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX received 3,766,343, 2,092,413 and 2,845,976 shares of Common Stock, respectively. In connection with the initial public offering of the Common Stock (the “IPO”), EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX sold 3,766,343, 2,092,413 and 2,845,976 shares of Common Stock, respectively. The price per share of Common Stock sold in the IPO was $25.58 per share.

The foregoing description of the Master Reorganization Agreement does not purport to be complete, and is qualified in its entirety by reference to the Master Reorganization Agreement filed as Exhibit 10.9 to the Issuer’s S-1 Registration Statement, as amended, filed with the SEC on June 9, 2014, and incorporated herein by reference.

On December 27, 2014, the EnCap Funds entered into the Securities Purchase Agreement whereby EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX agreed to purchase 4,136,353, 9,558,304 and 30,967,616 shares of Common Stock, respectively, from the Issuer pursuant to a private placement transaction. The price per share of Common Stock sold under the Securities Purchase Agreement was $7.04 per share. The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

The foregoing description of the Securities Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to the Securities Purchase Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 29, 2014, and incorporated herein by reference.

Item 4. Purpose of Transaction.

Eclipse Holdings acquired its 129,700,000 shares of Common Stock for investment purposes. In connection with the IPO, EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX granted the underwriters in the IPO the option to purchase up to 1,945,230, 1,080,684 and 1,469,881 shares of Common Stock, respectively, on the same terms and conditions as the IPO solely to cover over-allotments.

On December 27, 2014, EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX agreed to acquire 4,136,353, 9,558,304 and 30,967,616 shares of Common Stock, respectively, for investment purposes, pursuant to the Securities Purchase Agreement. The closing of the Securities Purchase Agreement is expected to occur on or about January 28, 2015, subject to the satisfaction of customary closing conditions.

Other than as set forth in this Item 4, as of the date hereof, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover page to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein.

(b) Pursuant to that certain Stockholders Agreement dated June 25, 2014 among the Issuer, Eclipse Holdings, EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX and the other parties thereto (the “Stockholders Agreement”), each partner of Eclipse Holdings, including, without limitation, EnCap Fund VIII, EnCap Fund VIII Co-Invest, and EnCap Fund IX, is entitled to instruct Eclipse Holdings to vote, in the sole discretion of such partner, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such partner would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings. Eclipse Holdings shares the power to vote or direct the vote of 129,700,000 shares of Common Stock.

The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings.

Messrs. Miller, Phillips, Petersen, and Zorich are the controlling members of RNBD, the sole member of EnCap Investments GP, the general partner of EnCap Investments. EnCap Investments is the general partner of EnCap Equity Fund VIII GP and EnCap Equity Fund IX GP. EnCap Fund VIII GP is the general partner of EnCap Fund VIII, the sole member of Eclipse Holdings GP, the general partner of Eclipse Holdings. EnCap Fund IX GP is the general partner of EnCap Fund IX. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Therefore, Messrs. Miller, Phillips, Petersen and Zorich share the power to vote or to direct the vote and to dispose or to direct the disposition of Common Stock held by the EnCap Funds.

The Reporting Persons share the power to dispose or to direct the disposition of 129,700,000 shares of Common Stock held by Eclipse Holdings.

(c) Other than as described in Item 3 or Item 4, no Reporting Person has effected any transactions in the shares of Common Stock during the 60 days preceding the date hereof.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 is hereby incorporated by reference herein.

Underwriting Agreement

On June 19, 2014, the Issuer entered into an underwriting agreement with the stockholders of the Company named therein (including the EnCap Funds) (the “Selling Stockholders”) and Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to the offer and sale of the Common Stock (the “Underwriting Agreement”). The Underwriting Agreement provides for the offer and sale by the Company and the Selling Stockholders, and the purchase by the Underwriters, of an aggregate of 30,300,000 shares of Common Stock, consisting of 21,500,000 shares of Common Stock sold by the Company and 8,800,000 shares of Common Stock sold by the Selling Stockholders, at a price to the public of $27.00 per share ($25.5825 per share net of underwriting discounts and commissions) in connection with the IPO. Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an aggregate of 4,545,000 additional shares of Common Stock held by the Selling Stockholders if the Underwriters sell more than an aggregate of 30,300,000 shares of Common Stock.

The foregoing summary of the Underwriting Agreement does not purport to be complete, and is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated herein by reference.

Stockholders Agreement

In connection with the closing of the IPO, the Issuer, Eclipse Holdings and the limited partners of Eclipse Holdings (including the EnCap Funds) entered into the Stockholders Agreement. The Stockholders Agreement provides that the EnCap Funds may designate up to five persons to the board of directors of the Issuer, calculated based upon the percentage of outstanding shares of Common Stock held by the EnCap Funds. The Stockholders’ Agreement also provides that each partner of Eclipse Holdings is entitled to instruct Eclipse Holdings to vote, in such partner’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such partner would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date.

The foregoing summary of the Stockholders’ Agreement does not purport to be complete, and is qualified in its entirety by reference to the Stockholders’ Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated herein by reference.

Agreement of Limited Partnership of Eclipse Holdings

In connection with the corporate reorganization prior to the IPO, Eclipse Holdings and the limited partners of Eclipse Holdings (including the EnCap Funds) entered into that certain limited partnership agreement of Eclipse Holdings dated June 6, 2014 (the “Eclipse Holdings LPA”). The Eclipse Holdings LPA provides that the EnCap Funds and their permitted transferees have the right to appoint four (4) of the seven (7) representatives to the board of managers of Eclipse Holdings. A majority of the votes of the board of managers of Eclipse Holdings is required to vote or to abstain from voting the shares of Eclipse Holdings’ shares of Common Stock on any given matter to be voted upon by the shareholders of the Issuer. A supermajority of the votes (which includes the votes of the managers designated by the EnCap Funds plus one manager that is not designated by the EnCap Funds) of the board of managers of Eclipse Holdings is required to sell all or any portion of the shares of Common Stock held by Eclipse Holdings.

The foregoing summary of the Eclipse Holdings LPA does not purport to be complete, and is qualified in its entirety by reference to the Eclipse Holdings LPA filed as Exhibit 10.13 to the Issuer’s S-1 Registration Statement, as amended, filed with the SEC on June 9, 2014, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the closing of the IPO, Eclipse Holdings and its limited partners (including the EnCap Funds) entered into a Registration Rights Agreement dated June 25, 2014 with the Issuer and the other parties thereto (the “Registration Rights Agreement”), a description of which is set forth under the heading “Registration Rights Agreement” in Item 6 of the Original Schedule 13D and is incorporated by reference herein. Upon the closing of the Securities Purchase Agreement, Eclipse Holdings and its limited partners (including the EnCap Funds) shall amend and restate the Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”).

Pursuant to the Amended and Restated Registration Rights Agreement, (i) the Issuer will prepare and file a Registration Statement on Form S-1 with the SEC (the “Mandatory Shelf Registration Statement”) no later than February 11, 2015 to register the offer and resale, on a continuous or delayed basis pursuant to Rule 415 under the Securities Act, of the 62,500,000 shares of Common Stock to be sold under the Securities Purchase Agreement to the purchasers thereto, (ii) at any time, Eclipse Holdings and affiliates of EnCap Investments, L.P., including the EnCap Funds and the general and limited partners of Eclipse Holdings, including the management funds (collectively, the “Affiliated Holders”) will have the right, to the extent they hold registrable securities with a market value of at least $25 million, to require the Issuer to prepare and file a registration statement registering the offer and resale of their shares of Common Stock, (iii) at any time the Issuer is eligible to conduct a registered offering and sale on Form S-3, the purchasers (other than the Affiliated Holders), will have the right, to the extent they hold registrable securities with a market value of at least $25 million, to require the Issuer to prepare and file a registration statement on Form S-3 registering the offer and resale of their shares of Common Stock, and (iv) at any time the Issuer proposes to register an offering of Common Stock (subject to certain exceptions, including offerings pursuant to the Mandatory Shelf Registration Statement), the Issuer will have to provide notice to all holders of registrable securities to allow them to include a specified number of their shares of Common Stock in that offering.

The foregoing description of the Amended and Restated Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Form of Amended and Restated Registration Rights Agreement attached as Annex B to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 29, 2014, and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated July 7, 2014 (filed as Exhibit 1.1 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 1.2	Underwriting Agreement dated June 19, 2014 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated by reference herein).

Exhibit 2.1	Master Reorganization Agreement dated June 6, 2014 (filed as Exhibit 10.9 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, and incorporated by reference herein).

Exhibit 2.2	Stockholders’ Agreement dated June 25, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.3	Agreement of Limited Partnership of Eclipse Resources Holdings, L.P. dated June 6, 2014 (filed as Exhibit 10.13 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 9, 2014, and incorporated by reference herein).

Exhibit 2.4	Registration Rights Agreement dated June 25, 2014 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.5	Form of Amended and Restated Registration Rights Agreement (filed as Annex B to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014, and incorporated by reference herein).

Exhibit 2.6	Securities Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2015

Eclipse Resources Holdings, L.P.

By:	/s/ Christopher K. Hulburt
Name:	Christopher K. Hulburt
Title:	Executive Vice President, Secretary and General Counsel

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund VIII Co-Investors, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

/s/ David B. Miller
David B. Miller

/s/ D. Martin Phillips
D. Martin Phillips

/s/ Gary R. Petersen
Gary R. Petersen

/s/ Robert L. Zorich
Robert L. Zorich